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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Spirent plc
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary shares of 3 1/3 pence each
(Title of Class of Securities)

84856M209
(CUSIP Number of Class of Securities of Underlying Ordinary Shares)

Paul Eardley, Company Secretary, Spirent plc
Spirent House
Crawley Business Quarter
Fleming Way, Crawley, West Sussex
RH10 9QL
United Kingdom

+44 (0)1293 767 676
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$7,931,304	$641.65

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 49,752,367 Ordinary shares of Spirent plc having an aggregate value of $7,931,304 as of August 11, 2003 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model and an exchange rate of £1 = $1.60 (being the applicable exchange rate as at August 11, 2003). The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

**
Previously paid.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Spirent plc, a company duly organized under the laws of England and Wales ("Spirent" or the "Company"), with the Securities and Exchange Commission on August 15, 2003. The Schedule TO relates to the offer by the Company to exchange (the "Option Exchange Offer") options to purchase an aggregate of 49,752,367 shares of the Company's Ordinary shares (or, if relevant, American Depositary Receipts ("ADRs")), whether vested or unvested, that have been granted under the Company's Spirent Stock Option Plan (the "SSOP"), that are held by optionholders (excluding executive directors of the Company) who reside in the United States of America, Canada, France, Germany, Hong Kong, the Netherlands, Sweden or the United Kingdom and who are employed within Spirent's communications group business ("Eligible Employees"). Eligible Employees who, as at the record date of August 15, 2003, held outstanding options under the SSOP with an exercise price of £1.40 per share or greater ("Underwater Options") were eligible to participate in the Option Exchange Offer. Under the Option Exchange Offer, Eligible Employees could tender their Underwater Options in exchange for the grant of options (the "Replacement Options") under the SSOP to acquire shares in the Company (or, if relevant, ADRs).

        This Amendment No. 1 is made to report the results of the Option Exchange Offer.

Item 4.    Terms of the Transaction

        Item 4 of the Schedule TO is hereby amended to add the following sentences: The offer expired at 5pm US Eastern Time on September 15, 2003. We have accepted for exchange Underwater Options to purchase 28,557,785 Ordinary shares (or, if relevant, ADRs). The Underwater Options accepted for exchange were cancelled on September 18, 2003. On September 18, 2003, we issued Replacement Options to purchase up to 4,792,301 Ordinary shares (or, if relevant, ADRs) in exchange for the Underwater Options tendered and accepted for exchange in the Option Exchange Offer. The exercise price per Ordinary share of a Replacement Option is the fair market value of an Ordinary share at the close of business on September 18, 2003 (the date on which the Replacement Options were granted), as derived from the Official List of the London Stock Exchange, plus 20% of that market value. On September 18, 2003, the closing price for an Ordinary share was 56.25 pence. Consequently, the exercise price of a Replacement Option is 67.50 pence.

Item 12.    Exhibits

        Item 12 of the Schedule TO is hereby amended to add the following items:

Exhibit Number
(a)(1)(xiii)	Form of communication to Eligible Employees dated September 22, 2003, announcing the results of the Option Exchange Offer

        This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SPIRENT PLC
Date: September 22, 2003	By:	/s/ PAUL EARDLEY Paul Eardley Company Secretary and General Counsel, Spirent plc

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(i)*	Option Exchange Offer dated August 15, 2003
(a)(1)(ii)*	Option Election Agreement and Promise to Grant Replacement Options
(a)(1)(iii)*	Withdrawal Form
(a)(1)(iv)*	Form of Covering Email with Instructions for Email Election Packages
(a)(1)(v)*	Form of Covering Letter with Instructions for Paper Election Packages
(a)(1)(vi)*	Employee Presentation with Speaker's Notes
(a)(1)(vii)*	Form of Reminder Communication to Eligible Employees in respect of the Forthcoming Expiration Date
(a)(1)(viii)*	Form of Acknowledgement of Receipt in respect of an Option Election Agreement
(a)(1)(ix)*	Press Release Announcing Commencement of Option Exchange Offer dated August 15, 2003
(a)(1)(x)*	Form of Poster confirming to Eligible Employees that an Option Exchange Offer has been made
(a)(1)(xi)*	Form of Reminder Poster to Eligible Employees in respect of the Forthcoming Expiration Date
(a)(1)(xii)*	Form of Web Page Containing Links to Offering Materials
(a)(1)(xiii)	Form of Communication to Eligible Employees dated September 22, 2003, announcing the results of the Option Exchange Offer
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(c)	Not applicable
(d)(i)*	The Rules of the Spirent Stock Option Plan, as amended and restated, which were approved by our shareholders on July 9, 2003
(d)(ii)*	Forms of Stock Option Agreement and Exercise Notice in respect of the Spirent Stock Option Plan
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable
*
previously filed

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  Item 4. Terms of the Transaction
  Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS